Delisting Determination,The Nasdaq Stock Market, LLC, February 1, 2019, Verra Mobility Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Verra Mobility Corporation.
(the Company), effective at the opening of the trading session on February 11, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on December 5, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the warrant became final on December 14, 2018.